SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market - IR 04/17

Colíder HPP

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Executive Board of the Brazilian Electricity Regulatory Agency  - Aneel denied Copel Geração e Transmissão S.A.’s request to reconsider order 1580/2016, which rejected the administrative application for the recognition of exclusions of liability for the delay in the Colíder Hydroelectric Power Plant implementation schedule and the exemption of charges and regulatory, contractual or commercial penalties.

Considering that the plant’s startup schedule was impacted by government actions and force majeure events that occurred during the project’s implementation, the Company will take this matter to court with the certainty that Agency’s decision will be overturned.

The startup of the first generation unit is scheduled for December 2017 and the third and last generation unit is scheduled to begin operating in April 2018.

The Company also states that Copel GeT participated in the offer to reduce the Electricity Trading Contracts in the Regulated Environment – CCEARs related to the annual processing of the Mechanism for Compensation of Surpluses and Deficits – MCSD of New Energy for the product from January 1 to December 2017 and, as a result, the Colíder HPP obtained a full reduction of its contracts (125 average-MW) for 2017.

Curitiba, March 15, 2017.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.